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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands except for ratios)

	Years Ended September 30,
						Six Months Ended March 31, 2004
	1999	2000	2001	2002	2003
Earnings:
Income before income taxes	$32,081	$43,449	$61,727	$64,403	$83,065	$45,006
Interest expense	7,871	11,785	11,065	4,569	4,867	4,090
Interest portion of rent expense	9,133	9,967	10,600	10,167	10,300	5,233
Amortization of debt issuance costs	144	89	85	135	143	157

	$49,229	$65,290	$83,477	$79,274	$98,375	$54,486

Fixed Charges:
Interest expenses	$7,871	$11,785	$11,065	$4,569	$4,867	$4,090
Interest portion of rent expense	9,133	9,967	10,600	10,167	10,300	5,233
Capitalized interest	1,556	1,574	1,203	487	242	25
Amortization of debt issuance costs	144	89	85	135	143	157

	$18,704	$23,415	$22,953	$15,358	$15,552	$9,505

Ratio of earnings to fixed charges(1)	2.6	2.8	3.6	5.2	6.3	5.7

(1)
For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness, amortization of debt issuance costs, and the portion of rent expense deemed representative of the interest factor.

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RATIO OF EARNINGS TO FIXED CHARGES (in thousands except for ratios)